Exhibit 3.9

CERTIFICATE OF FORMATION

OF

CELLU TISSUE LLC

1. The name of the limited liability company is Cellu Tissue LLC (the “Company”),

2. The name of the Company’s registered agent is Corporation Service Company. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware, 19808.

3. The filing of this Certificate of Formation shall be effective as of 6:59 a.m. EST on March 1, 2003 upon the conversion of Cellu Tissue Corporation into the Company effected by the filing with the Secretary of the State of Delaware of a Certificate of Conversion and this Certificate of Formation (the “Conversion”).

4. It is intended that the Conversion effect a complete liquidation of Cellu Tissue Corporation into Cellu Tissue Holdings, Inc. within the meaning of Sections 332,334(b)(l) and 337(a) of the Internal Revenue Code of 1986, as amended(the “Code”), and corresponding provisions of applicable state laws (and any successor provisions) pursuant to a plan of complete liquidation duly adopted by the sole shareholder and board of directors of Cellu Tissue Corporation.

5. It is intended that, in accordance with Treasury Regulations Sections 301,7701-2 and 301.7701·3 and corresponding provisions of applicable state tax laws (and any successor provisions), the Company be disregarded as an entity separate from Cellu Tissue Holdings, Inc., its sole member, for all income and franchise tax purposes.

IN WITNESS WHEREOF, the undersigned authorized person being the sole shareholder of Cellu Tissue LLC as of the date hereof and the sole member of the Company effective as of the Conversion, has executed this Certificate of Formation as of this 28th day of February, 2003.

Cellu Tissue LLC

By:	/s/ Hugo E. Vivero
Name:	Hugo E. Vivero
Title:	Authorized Person